UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

SECOND QUARTER 2023 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx

Mexico City, July 25, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2023.

SECOND QUARTER HIGHLIGHTS

•	Volume growth 7.0% — achieved a record of one billion unit cases for the first time during a quarter
•	Revenue growth 7.2%
•	Operating income growth 11.9%
•	Majority net income growth 6.5%
•	Earnings per share[1] were Ps. 0.29. (Earnings per unit were Ps. 2.34 and per ADS were Ps. 23.45.)
•	Achieved more than 910 thousand monthly active buyers on Juntos+, our omnichannel B2B platform

FIRST SIX MONTHS HIGHLIGHTS

•	Volume growth 6.8%
•	Revenue growth 9.2%
•	Operating income growth 12.1%
•	Majority net income growth 17.3%
•	Earnings per share[1] were Ps. 0.53. (Earnings per unit were Ps. 4.21 and per ADS were Ps. 42.07.)
•	Achieved more than US$ 1 billion in digital revenues through Juntos+

FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q23	YTD 2023	2Q23	YTD 2023	2Q23	YTD 2023	2Q23	YTD 2023
As Reported	Consolidated	7.2%	9.2%	7.9%	9.9%	11.9%	12.1%	6.5%	17.3%
	Mexico & Central America	13.4%	14.7%	13.0%	13.3%	13.7%	7.9%
	South America	(2.2%)	1.6%	(1.6%)	3.9%	6.6%	23.8%

Comparable (2)	Consolidated	16.9%	19.2%	16.9%	19.2%	18.7%	19.4%
	Mexico & Central America	15.1%	16.4%	14.6%	14.9%	15.1%	9.2%
	South America	20.3%	23.9%	22.1%	28.5%	31.5%	54.5%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“We are pleased to report another set of positive results. During the quarter, our volume grew across all territories, and surpassed a billion unit cases for the first time during a quarter. Notably, our efforts to optimize costs and generate efficiencies, resulted in sequential margin improvements. On the digital front, the rollout of Juntos+, our B2B omnichannel platform, enabled us to reach more than US$ 1 billion in digital sales during the first six months of year. All this, as we continue bolstering our customer centricity to deepen our connection with our customers and improve their overall experience. As we enter the second half of the year, we are confident in our ability to maintain our growth momentum.

Finally, I want to congratulate our team at Coca-Cola FEMSA Argentina, which was recognized by The Coca-Cola Company with the Candler Cup 2022 due to its excellence in execution, talent, and culture. Working together as one single team with our colleagues from The Coca-Cola Company, our team in Argentina have made this recognition possible.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 2 of 17

RECENT DEVELOPMENTS

•	On May 3, 2023, Coca-Cola FEMSA paid the first installment of the dividend declared in the Annual Ordinary General Shareholders’ Meeting in the amount of Ps. 0.3625 per share, for a total cash distribution of Ps. 6,092 million.

•	On June 12, 2023, Coca-Cola FEMSA provided an update on the previously disclosed cybersecurity incident. In this update, the Company announced that its investigation determined that the party responsible for the incident extracted and published certain Company data. Importantly, the Company also announced that this cybersecurity incident did not materially adversely impact Coca-Cola FEMSA’s business operations or related functions, and our service to customers continues uninterrupted. Data security is extremely important to us. Our team, including third party experts, has been working to enhance our cybersecurity risk management program and security posture.

•	On July 12, 2023, Coca-Cola FEMSA, The Coca-Cola Company, and other leading bottling partners announced the creation of a sustainability-focused venture capital fund in partnership with Greycroft. The creation of the US$137.7 million fund will focus on key investments in packaging, decarbonization, and other initiatives with the potential to reduce the Coca-Cola system’s carbon footprint. The fund’s US$137.7 million in capital comes primarily from US$15 million of committed capital from each of the participating companies.

•	On July 18, 2023, Coca-Cola FEMSA Argentina was awarded by The Coca-Cola Company with the Candler Cup 2022. The Candler cup, named after Asa Candler, founder of The Coca-Cola Company and who granted the first Coca-Cola franchise, is an award given to a bottler in recognition for its excellence in execution, coupled with its investments behind its people’s development, training, and culture.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 3 of 17

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2023	2Q 2022	Δ%	Δ%
Total revenues	61,428	57,311	7.2%	16.9%
Gross profit	27,267	25,271	7.9%	16.9%
Operating income	8,562	7,652	11.9%	18.7%
EBITDA (2)	11,439	10,607	7.8%	16.0%

Volume increased 7.0% to 1,018.9 million unit cases, driven by volume growth in all of our territories, including strong performances in Mexico, Brazil, Guatemala, and Uruguay. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 5.2%.

Total revenues increased 7.2% to Ps. 61,428 million. Volume growth, revenue management initiatives, and favorable mix effects drove this increase. These factors were partially offset by an unfavorable currency translation into Mexican Pesos. On a comparable basis, excluding currency translations, total revenues increased 16.9%.

Gross profit increased 7.9% to Ps. 27,267 million, and gross margin increased 30 basis points to 44.4%. This gross profit increase was driven mainly by our top-line growth and favorable raw material hedging initiatives, partially offset by higher sweetener costs across our territories. On a comparable basis, gross profit increased 16.9%

Operating income increased 11.9% to Ps. 8,562 million, and operating margin increased 50 basis points to 13.9%. This expansion was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners, coupled with an increase in operating expenses such as labor, marketing, and maintenance. On a comparable basis, operating income increased 18.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,377 million, compared to an expense of Ps. 574 million in the previous year. This increase was driven mainly by a foreign exchange loss of Ps. 437 million as compared to a gain of Ps. 80 million, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and the Brazilian Real.

Additionally, we recorded a loss of Ps. 68 million in financial instruments as compared to a gain of Ps. 355 million due to a one-off market value gain recognized during the same period of 2022. In accordance with IFRS 9, as of the second quarter 2022, we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

These effects were partially offset by a decrease in our interest expense, net, mainly as a result of a higher gain in our interest income that was driven by an increase in interest rates.

Finally, we recognized a lower gain in monetary position in inflationary subsidiaries during the second quarter of 2023 as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 27.2% as compared to 35.5% during the same period of 2022. This decrease was driven mainly by favorable inflationary effects in Mexico and deferred taxes.

Net income attributable to equity holders of the company was Ps. 4,926 million as compared to Ps. 4,627 million during the same period of the previous year. This increase was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.29 (Earnings per unit were Ps. 2.34 and per ADS were Ps. 23.45.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 5 of 17

CONSOLIDATED FIRST six months RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2023	YTD 2022	Δ%	Δ%
Total revenues	118,641	108,635	9.2%	19.2%
Gross profit	52,657	47,933	9.9%	19.2%
Operating income	16,269	14,512	12.1%	19.4%
EBITDA (2)	21,930	20,461	7.2%	15.6%

Volume increased 6.8% to 1,958.5 million unit cases, driven by volume growth in all of our territories, including strong performances in Mexico, Brazil, and Guatemala. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume increased 5.0%.

Total revenues increased 9.2% to Ps. 118,641 million. Volume growth, revenue management initiatives, and favorable mix effects drove this increase. These factors were partially offset by an unfavorable currency translation into Mexican Pesos. On a comparable basis, total revenues increased 19.2%.

Gross profit increased 9.9% to Ps. 52,657 million, and gross margin expanded 30 basis points to 44.4%. This gross profit increase was driven mainly by our top-line growth and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories. On a comparable basis, gross profit increased 19.2%.

Operating income increased 12.1% to Ps. 16,269 million, and operating margin expanded 30 basis points to 13.7%. This was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners, coupled with an increase in operating expenses such as labor, marketing, and maintenance. On a comparable basis, operating income increased 19.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 2,774 million, compared to an expense of Ps. 2,765 million in the previous year. This is explained mainly by a higher foreign exchange loss of Ps. 1,066 million as compared to a loss of Ps. 85 million during the first six months of the previous year, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and the Brazilian Real. In addition, we recorded a lower gain in monetary position in inflationary subsidiaries of Ps. 120 million as compared to a gain of Ps. 292 million during the same period of the previous year.

These effects were partially offset by a decrease in our interest expense, net, mainly as a result of a gain in our interest income of Ps. 1,866 million as compared to a gain of Ps. 948 million that was driven by an increase in interest rates.

Finally, we recorded a lower loss in financial instruments of Ps. 15 million as compared to a loss of Ps. 581 million during the same period of the previous year. This was driven mainly by a market value loss recorded during the first quarter of 2022, partially offset by a market value gain recognized during the second quarter of 2022. In accordance with IFRS 9, as of the second quarter of 2022, we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

Income tax as a percentage of income before taxes was 29.6% as compared to 33.2% during the same period of 2022. This decrease was driven mainly by favorable inflationary effects in Mexico and deferred taxes.

Net income attributable to equity holders of the company increased 17.3% to reach Ps. 8,837 million during the first six months of 2023, as compared to Ps. 7,532 million during the same period of the previous year. This increase was driven mainly by operating income growth. Earnings per share1 were Ps. 0.53 (Earnings per unit were Ps. 4.21 and per ADS were Ps. 42.07.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2023	2Q 2022	Δ%	Δ%
Total revenues	39,088	34,475	13.4%	15.1%
Gross profit	18,635	16,495	13.0%	14.6%
Operating income	6,509	5,727	13.7%	15.1%
EBITDA (2)	8,229	7,533	9.2%	10.8%

Volume increased 8.9% driven by growth across all of our territories in the division, including solid performance from Mexico and Guatemala. These volumes include the integration of the Cristal bulk water business, excluding these volumes, volume increased 6.0% in the division and 4.5% in Mexico.

Total revenues increased 13.4% to Ps. 39,088 million, driven by volume growth and revenue management initiatives. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. On a comparable basis, excluding currency translation effects, total revenues increased 15.1%.

Gross profit increased 13.0% to Ps. 18,635 million, and gross margin contracted 10 basis points to 47.7%. This margin decrease was driven mainly by an increase in raw material costs such as sweeteners and concentrate in Mexico. These effects were partially offset by our top-line growth, favorable raw material hedging initiatives, and the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 14.6%.

Operating income increased 13.7% to Ps. 6,509 million, and operating margin expanded 10 basis points to 16.7%, driven mainly by our top-line growth and an operating foreign exchange gain in Mexico. These effects were partially offset by an increase in operating expenses such as labor, marketing, and maintenance. On a comparable basis, operating income increased 15.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 8 of 17

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2023	2Q 2022	Δ%	Δ%
Total revenues	22,341	22,835	(2.2%)	20.3%
Gross profit	8,632	8,776	(1.6%)	22.1%
Operating income	2,053	1,926	6.6%	31.5%
EBITDA (2)	3,209	3,074	4.4%	32.0%

Volume increased 3.8% driven by growth across all of our territories in the division.

Total revenues decreased 2.2% to Ps. 22,341 million. This decline was driven mainly by unfavorable currency translation effects of all of our operating currencies in the division into Mexican Pesos. These effects were partially offset by a positive underlying operating performance that includes volume growth, revenue management, and favorable mix effects. On a comparable basis, total revenues increased 20.3%.

Gross profit decreased 1.6% to Ps. 8,632 million, and gross margin expanded 20 basis points to 38.6%. This decrease was driven mainly by increases in raw material costs such as sweeteners that were partially offset by our top-line growth, favorable mix effects, and raw material hedging strategies. On a comparable basis, gross profit increased 22.1%.

Operating income increased 6.6% to Ps. 2,053 million in the second quarter of 2023, resulting in an operating margin expansion of 80 basis points to 9.2%. This increase was driven mainly by operating expense efficiencies and an increase in operating leverage resulting from volume growth. These effects were partially offset by higher labor and marketing expenses. On a comparable basis, operating income increased 31.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(1)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the First six months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,933.0		5,636.1		5.3%	5.3%	11,500.2		10,847.6		6.0%	5.8%
Volume (million unit cases)	1,018.9		952.4		7.0%	7.0%	1,958.5		1,834.1		6.8%	6.6%
Average price per unit case	58.31		60.05		-2.9%		58.70		59.10		-0.7%
Net revenues	61,283		57,190		7.2%		118,285		108,395		9.1%
Other operating revenues	145		121		20.5%		356		239		48.7%
Total revenues (2)	61,428	100.0%	57,311	100.0%	7.2%	16.9%	118,641	100.0%	108,635	100.0%	9.2%	19.2%
Cost of goods sold	34,161	55.6%	32,039	55.9%	6.6%		65,984	55.6%	60,702	55.9%	8.7%
Gross profit	27,267	44.4%	25,271	44.1%	7.9%	16.9%	52,657	44.4%	47,933	44.1%	9.9%	19.2%
Operating expenses	18,796	30.6%	17,448	30.4%	7.7%		36,571	30.8%	33,249	30.6%	10.0%
Other operative expenses, net	(46)	-0.1%	260	0.5%	NA		(78)	-0.1%	282	0.3%	NA
Operative equity method (gain) loss in associates(3)	(44)	-0.1%	(89)	-0.2%	-50.6%		(105)	-0.1%	(109)	-0.1%	-4.4%
Operating income (5)	8,562	13.9%	7,652	13.4%	11.9%	18.7%	16,269	13.7%	14,512	13.4%	12.1%	19.4%
Other non operative expenses, net	228	0.4%	70	0.1%	227.1%		351	0.3%	249	0.2%	41.0%
Non Operative equity method (gain) loss in associates (4)	31	0.1%	(25)	0.0%	NA		165	0.1%	(29)	0.0%	NA
Interest expense	1,769		1,688		4.8%		3,678		3,339		10.2%
Interest income	834		541		54.3%		1,866		948		96.8%
Interest expense, net	935		1,147		-18.5%		1,812		2,391		-24.2%
Foreign exchange loss (gain)	437		(80)		NA		1,066		85		1151.4%
Loss (gain) on monetary position in inflationary subsidiaries	(63)		(138)		-54.3%		(120)		(292)		-59.0%
Market value (gain) loss on financial instruments	68		(355)		NA		15		581		NA
Comprehensive financing result	1,377		574		139.9%		2,774		2,765		0.3%
Income before taxes	6,926		7,034		-1.5%		12,978		11,526		12.6%
Income taxes	1,881		2,458		-23.5%		3,860		3,787		1.9%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,045		4,576		10.3%		9,118		7,740		17.8%
Net income attributable to equity holders of the company	4,926	8.0%	4,627	8.1%	6.5%	12.0%	8,837	7.4%	7,532	6.9%	17.3%	27.8%
Non-controlling interest	119	0.2%	(51)	-0.1%	NA		281	0.2%	208	0.2%	35.1%

EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	8,562	13.9%	7,652	13.4%	11.9%	18.7%	16,269	13.7%	14,512	13.4%	12.1%	19.4%
Depreciation	2,397		2,399		-0.1%		4,717		4,755		-0.8%
Amortization and other operative non-cash charges	480		556		-13.7%		945		1,195		-20.9%
EBITDA (5)(6)	11,439	18.6%	10,607	18.5%	7.8%	16.0%	21,930	18.5%	20,461	18.8%	7.2%	15.6%
CAPEX(8)	4,252		4,052		4.9%		6,749		7,157		-5.7%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of June 30, 2023, the investment in fixed assets effectively paid is equivalent to Ps. 6,503 million.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,303.6		3,126.6		5.7%	5.7%	6,130.4		5,774.9		6.2%	6.2%
Volume (million unit cases)	643.3		590.7		8.9%	8.9%	1,180.7		1,084.7		8.8%	8.8%
Average price per unit case	60.44		58.35		3.6%		61.40		58.44		5.1%
Net revenues	39,081		34,466				72,693		63,393
Other operating revenues	6		9				12		17
Total Revenues (2)	39,088	100.0%	34,475	100.0%	13.4%	15.1%	72,705	100.0%	63,410	100.0%	14.7%	16.4%
Cost of goods sold	20,452	52.3%	17,980	52.2%			38,151	52.5%	32,908	51.9%
Gross profit	18,635.4	47.7%	16,495.0	47.8%	13.0%	14.6%	34,554.2	47.5%	30,501.8	48.1%	13.3%	14.9%
Operating expenses	12,251.8	31.3%	10,562.0	30.6%			23,310.5	0.3	19,667.5	0.3
Other operative expenses, net	(101)	-0.3%	236	0.7%			(212)	-0.3%	234	0.4%
Operative equity method (gain) loss in associates (3)	(24)	-0.1%	(30)	-0.1%			(64)	-0.1%	(76)	-0.1%
Operating income (4)	6,509	16.7%	5,727	16.6%	13.7%	15.1%	11,520	15.8%	10,677	16.8%	7.9%	7.9%
Depreciation, amortization & other operating non-cash charges	1,720	4.4%	1,806	5.2%			3,415	4.7%	3,579	5.6%
EBITDA (4)(5)	8,229	21.1%	7,533	21.9%	9.2%	10.8%	14,935	20.5%	14,256	22.5%	4.8%	4.8%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,629.4		2,509.5		4.8%	4.8%	5,369.8		5,072.6		5.9%	5.4%
Volume (million unit cases)	375.7		361.7		3.8%	3.8%	777.9		749.4		3.8%	3.3%
Average price per unit case	54.66		59.27		-7.8%		54.60		56.68		-3.7%
Net revenues	22,202		22,724				45,592		45,003
Other operating revenues	139		111				344		222
Total Revenues (2)	22,341	100.0%	22,835	100.0%	-2.2%	20.3%	45,936	100.0%	45,225	100.0%	1.6%	23.9%
Cost of goods sold	13,709	61.4%	14,059	61.6%			27,833	60.6%	27,793	61.5%
Gross profit	8,632	38.6%	8,776	38.4%	-1.6%	22.1%	18,103	39.4%	17,431	38.5%	3.9%	28.5%
Operating expenses	6,544	29.3%	6,886	30.2%			13,261	28.9%	13,581	30.0%
Other operative expenses, net	55	0.2%	23	0.1%			134	0.3%	48	0.1%
Operative equity method (gain) loss in associates (3)	(20)	-0.1%	(59)	-0.3%			(41)	-0.1%	(33)	-0.1%
Operating income (4)	2,053.2	9.2%	1,925.7	8.4%	6.6%	31.5%	4,748.7	10.3%	3,835.3	8.5%	23.8%	54.5%
Depreciation, amortization & other operating non-cash charges	1,156	5.2%	1,148	5.0%			2,246	4.9%	2,370	5.2%
EBITDA (4)(5)	3,209	14.4%	3,074	13.5%	4.4%	32.0%	6,995	15.2%	6,206	13.7%	12.7%	42.6%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-23	Dec-22	% Var.	Liabilities & Equity	Jun-23	Dec-22	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	387	8,524	-95%
	30,949	40,277	-23%	Suppliers	22,949	26,834	-14%
Total accounts receivable	13,779	16,318	-16%	Short-term leasing Liabilities	609	472	29%
Inventories	12,067	11,888	2%	Other current liabilities	31,061	22,129	40%
Other current assets	8,902	10,729	-17%	Total current liabilities	55,006	57,959	-5%
Total current assets	65,697	79,211	-17%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	65,371	70,146	-7%
Property, plant and equipment	125,650	125,293	0%	Long Term Leasing Liabilities	1,817	1,663	9%
Accumulated depreciation	(54,627)	(54,088)	1%	Other long-term liabilities	17,436	16,351	7%
Total property, plant and equipment, net	71,023	71,205	0%	Total liabilities	139,630	146,119	-4%
Right of use assets	2,325	2,069	12%	Equity	-	-
Investment in shares	8,442	8,452	0%	Non-controlling interest	6,465	6,491	0%
Intangible assets and other assets	101,043	103,122	-2%	Total controlling interest	117,221	125,384	-7%
Other non-current assets	14,784	13,936	6%	Total equity	123,685	131,876	-6%
Total Assets	263,315	277,995	-5%	Total Liabilities and Equity	263,315	277,995	-5%

	June 30, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	62.4%	7.2%	8.7%
U.S. Dollars	16.2%	37.4%	4.7%
Colombian Pesos	1.2%	0.0%	6.3%
Brazilian Reals	19.7%	67.3%	10.7%
Uruguayan Pesos	0.5%	0.0%	6.3%
Total Debt	100%	25.0%	8.4%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	2Q 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	37,209	38,104	-2.3%
Net debt including effect of hedges / EBITDA (1)(3)	0.84	0.89
EBITDA/ Interest expense, net (1)	12.10	10.34
Capitalization (2)	34.8%	38.9%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2023					2Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	375.9	37.0	104.4	38.1	555.5	366.8	31.3	81.9	34.9	514.8	7.9%
Guatemala	40.5	2.0	-	2.3	44.8	33.9	1.1	-	2.4	37.3	20.1%
CAM South	34.9	1.7	0.6	5.7	43.0	31.2	1.9	0.2	5.3	38.6	11.4%
Mexico and Central America	451.3	40.7	105.1	46.2	643.3	431.8	34.3	82.1	42.5	590.7	8.9%
Colombia	63.9	9.3	3.5	7.5	84.2	64.6	8.4	2.9	7.6	83.4	0.9%
Brazil (4)	203.5	15.2	2.0	19.7	240.4	193.8	14.5	3.4	18.9	230.7	4.2%
Argentina	30.0	4.3	1.1	3.6	39.0	30.2	3.3	0.8	3.2	37.5	3.8%
Uruguay	8.8	2.9	-	0.5	12.2	8.6	1.1	-	0.4	10.1	20.3%
South America	306.1	31.8	6.5	31.2	375.7	297.3	27.4	7.1	30.1	361.7	3.8%
TOTAL	757.5	72.5	111.6	77.4	1,018.9	729.1	61.6	89.1	72.6	952.4	7.0%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 17.4 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	2Q 2023					2Q 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	2,102.2	258.6		268.0	2,628.9	2,061.6	216.9		250.5	2,528.9	4.0%
Guatemala	305.7	15.6		23.6	344.9	261.0	11.0		23.4	295.5	16.7%
CAM South	255.5	14.2		60.1	329.8	230.5	12.3		59.4	302.2	9.1%
Mexico and Central America	2,663.5	288.4		351.7	3,303.6	2,553.0	240.2		333.3	3,126.6	5.7%
Colombia	472.7	98.3		79.4	650.4	464.7	90.9		80.1	635.8	2.3%
Brazil (4)	1,346.4	135.2		223.3	1,704.9	1,279.2	127.5		205.7	1,612.5	5.7%
Argentina	158.4	28.6		31.6	218.5	161.6	22.5		27.5	211.5	3.3%
Uruguay	41.4	10.4		3.9	55.6	42.0	4.4		3.4	49.7	11.8%
South America	2,018.8	272.4		338.2	2,629.4	1,947.5	245.3		316.7	2,509.5	4.8%
TOTAL	4,682.3	560.8		689.9	5,933.0	4,500.5	485.5		650.1	5,636.1	5.3%

Revenues
Expressed in million Mexican Pesos	2Q 2023	2Q 2022	Δ %
Mexico	32,299	28,505	13.3%
Guatemala	3,316	3,071	8.0%
CAM South	3,473	2,899	19.8%
Mexico and Central America	39,088	34,475	13.4%
Colombia	4,041	4,584	-11.9%
Brazil (5)	15,109	14,982	0.8%
Argentina	2,220	2,349	-5.5%
Uruguay	971	920	5.5%
South America	22,341	22,835	-2.2%
TOTAL	61,428	57,311	7.2%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps. 1,511.3 million for the second quarter of 2023 and Ps.1,282.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2023					YTD 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	685.4	63.4	192.0	73.4	1,014.2	668.7	52.6	149.4	67.6	938.3	8.1%
Guatemala	75.8	3.6	-	4.6	84.0	64.5	2.3	-	4.3	71.0	18.3%
CAM South	66.5	3.5	1.0	11.3	82.4	61.0	3.8	0.4	10.2	75.4	9.2%
Mexico and Central America	827.8	70.5	193.1	89.3	1,180.7	794.2	58.7	149.8	82.1	1,084.7	8.8%
Colombia	125.2	18.1	6.8	14.5	164.6	126.8	16.1	5.9	15.0	163.8	0.5%
Brazil (4)	421.8	34.6	4.7	40.2	501.3	400.5	31.6	5.8	43.6	481.6	4.1%
Argentina	65.9	9.8	2.5	8.5	86.7	66.0	7.4	2.0	7.0	82.4	5.1%
Uruguay	19.1	5.0	-	1.1	25.3	18.1	2.8	-	0.7	21.5	17.4%
South America	632.1	67.5	13.9	64.3	777.9	611.3	57.9	13.7	66.4	749.4	3.8%
TOTAL	1,459.8	138.1	207.0	153.6	1,958.5	1,405.5	116.6	163.5	148.4	1,834.1	6.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 32.6 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	YTD 2023					YTD 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	3,867.4	449.9		522.7	4,840.0	3,760.2	371.1		488.1	4,619.4	4.8%
Guatemala	573.0	28.9		46.3	648.2	499.5	22.7		42.9	565.2	14.7%
CAM South	491.2	27.5		123.5	642.2	450.8	25.0		114.5	590.4	8.8%
Mexico and Central America	4,931.6	506.3		692.5	6,130.4	4,710.5	418.9		645.5	5,774.9	6.2%
Colombia	920.8	189.8		157.0	1,267.7	894.5	173.5		161.7	1,229.7	3.1%
Brazil (4)	2,749.5	305.4		449.5	3,504.4	2,586.1	275.8		430.1	3,292.0	6.5%
Argentina	341.7	63.4		73.0	478.1	340.2	47.5		57.3	445.0	7.4%
Uruguay	91.6	18.3		9.6	119.5	89.1	10.7		6.1	105.9	12.9%
South America	4,103.7	577.0		689.1	5,369.8	3,909.8	507.6		655.2	5,072.6	5.9%
TOTAL	9,035.2	1,083.3		1,381.6	11,500.2	8,620.4	926.5		1,300.7	10,847.6	6.0%

Revenues
Expressed in million Mexican Pesos	YTD 2023	YTD 2022	Δ %
Mexico	59,528	51,727	15.1%
Guatemala	6,333	5,847	8.3%
CAM South	6,844	5,837	17.3%
Mexico and Central America	72,705	63,410	14.7%
Colombia	7,784	8,860	-12.1%
Brazil (5)	31,078	29,370	5.8%
Argentina	4,975	5,150	-3.4%
Uruguay	2,098	1,845	13.7%
South America	45,936	45,225	1.6%
TOTAL	118,641	108,635	9.2%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps.2,961.0 million for the first six months of 2023 and Ps.2,532.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q23	YTD
Mexico	5.18%	0.30%	1.27%
Colombia	12.56%	1.95%	6.26%
Brasil	4.30%	1.72%	3.38%
Argentina	117.97%	23.76%	50.10%
Costa Rica	1.31%	-0.79%	-1.14%
Panama	0.14%	0.70%	1.82%
Guatemala	7.02%	0.14%	2.10%
Nicaragua	9.92%	1.69%	3.21%
Uruguay	7.10%	1.49%	4.63%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q23	2Q22	Δ %	YTD 23	YTD 22	Δ %
México	17.72	20.04	-11.6%	18.21	20.28	-10.2%
Colombia	4,426.37	3,915.49	13.0%	4,592.50	3,915.18	17.3%
Brasil	4.95	4.92	0.6%	5.07	5.08	-0.1%
Argentina	232.18	117.95	96.8%	212.30	112.27	89.1%
Costa Rica	544.44	677.15	-19.6%	555.87	662.13	-16.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.82	7.69	1.6%	7.82	7.69	1.7%
Nicaragua	36.40	35.78	1.7%	36.35	35.70	1.8%
Uruguay	38.61	40.56	-4.8%	38.89	41.94	-7.3%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-23	Jun-22	Δ %	Mar-23	Mar-22	Δ %
México	17.07	19.98	-14.6%	18.11	19.99	-9.4%
Colombia	4,191.28	4,127.47	1.5%	4,627.27	3,748.15	23.5%
Brasil	4.82	5.24	-8.0%	5.08	4.74	7.2%
Argentina	256.70	125.23	105.0%	209.01	111.01	88.3%
Costa Rica	549.48	692.25	-20.6%	545.95	667.10	-18.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.85	7.76	1.2%	7.80	7.68	1.6%
Nicaragua	36.44	35.87	1.6%	36.35	35.69	1.8%
Uruguay	37.41	39.86	-6.2%	38.65	41.12	-6.0%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q23 Results July 25, 2023	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: July 25, 2023